Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report relating to the financial statements of R.R. Donnelley & Sons Company and subsidiaries (the “Company”) (which report expresses an unqualified opinion and contains an explanatory paragraph referring to the Company’s adoption of the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109) and the effectiveness of the Company’s internal control over financial reporting dated February 25, 2009, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

Chicago, Illinois
May 21, 2009